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U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 9)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

1. Kyushu Matsushita Denki Kabushiki Kaisha
2. Matsushita Seiko Kabushiki Kaisha
3. Matsushita Kotobuki Denshi Kogyo Kabushiki Kaisha
4. Matsushita Denso Shisutemu Kabushiki Kaisha
5. Matsushita Tsushin Kogyo Kabushiki Kaisha †

(Names of Subject Companies)

1. Kyushu Matsushita Electric Co., Ltd.
2. Matsushita Seiko Co., Ltd.
3. Matsushita Kotobuki Electronics Industries, Ltd.
4. Matsushita Graphic Communication Systems, Inc.
5. Matsushita Communication Industrial Co., Ltd. †

(Translation of Subject Companies' Names into English (if applicable))

† See Note on page 2.

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Matsushita Electric Industrial Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shigeru Nakatani
Panasonic Finance (America), Inc.
1 Rockefeller Plaza, Suite 1001
New York, New York 10020-2002
(212) 698-1365
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Companies)

N/A
(Date Tender Offer/Rights Offering Commenced)

Note:

On June 6, 2002, Matsushita Electric Industrial Co., Ltd. (the "Company") filed with the Securities and Exchange Commission (the "Commission") an application to withdraw the Company's Registration Statement on Form F-4 (File No. 333-84588), which was originally filed with the Commission on March 20, 2002 and amended by Amendment No. 1 thereto filed on May 10, 2002. The Registration Statement had not been declared effective prior to the filing of the application. No securities were issued or sold pursuant thereto. The Company requested the withdrawal of the Registration Statement due to the Company's determination that the offering of the securities registered thereby, relating to the share exchange between the Company and Matsushita Communication Industrial Co., Ltd. ("Matsushita Communication"), qualify for the registration exemption provided by Rule 802 promulgated under the Securities Act of 1933, as amended.

By Amendment No. 6 to Form CB, which was filed with the Commission on June 6, 2002, (i) Matsushita Communication has been named as an additional subject company, and (ii) the documents previously filed by the Company under Form CB and Amendments No. 1 through No. 5 thereto, which documents are referred to herein, have been deemed to relate to the above-referenced share exchange between the Company and Matsushita Communication.

PART I. INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

Exhibit number	Description
1	Notice of the 60th Ordinary General Meeting of Shareholders distributed to the Shareholders of Kyushu Matsushita Electric Co., Ltd. (excerpt)††
2	Notice of the 67th Ordinary General Meeting of Shareholders distributed to the Shareholders of Matsushita Seiko Co., Ltd. (excerpt)††
3	Notice of the 48th Ordinary General Meeting of Shareholders distributed to the Shareholders of Matsushita Kotobuki Electronics Industries, Ltd. (excerpt)††
4	Notice of the 53rd Ordinary General Meeting of Shareholders distributed to the shareholders of Matsushita Communication Industrial Co., Ltd. (excerpt)††
5	Notice of the 70th Ordinary General Meeting of Shareholders distributed to the shareholders of Matsushita Graphic Communication Systems, Inc. (excerpt)†††
6	Notice of the Resolutions of the 60th Ordinary General Meeting of Shareholders distributed to the Shareholders of Kyushu Matsushita Electric Co., Ltd. (excerpt)
7	Notice of the Resolutions of the 67th Ordinary General Meeting of Shareholders distributed to the Shareholders of Matsushita Seiko Co., Ltd. (excerpt)
8	Notice of the Resolutions of the 48th Ordinary General Meeting of Shareholders distributed to the Shareholders of Matsushita Kotobuki Electronics Industries, Ltd. (excerpt)
9	Notice of the Resolutions of the 53rd Ordinary General Meeting of Shareholders distributed to the shareholders of Matsushita Communication Industrial Co., Ltd. (excerpt)
10	Notice of the Resolutions of the 70th Ordinary General Meeting of Shareholders distributed to the shareholders of Matsushita Graphic Communication Systems, Inc. (excerpt)

†† Previously furnished to the Commission as part of Form CB (Amendment No. 7) on June 10, 2002.

††† Previously furnished to the Commission as part of Form CB (Amendment No. 8) on June 13, 2002.

Item 2. *Informational Legends*

For each of the documents filed as Exhibits 1 though 5, the required legends are included on the page immediately following the cover page of the document. For each of the documents filed as Exhibits 6 through 10, the required legends are included on the last page of the document.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to this Form:

Exhibit number	Description
A	Press release, dated January 10, 2002, concerning the proposed exchanges of shares of common stock of Matsushita Electric Industrial Co., Ltd. for shares of common stock of five of its majority-owned subsidiaries (the five subject companies referred to above)*
B	Press release, dated January 10, 2002, concerning the proposed repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its common stock*
C	Press release, dated January 10, 2002, concerning the business plan of Matsushita Electric Industrial Co., Ltd. for the year ending March 31, 2003*
D	Press release, dated January 29, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above**
E	Press release, dated February 21, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above***
F	Press release, dated March 20, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above****
G	Press release, dated April 22, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above*****
H	Press release, dated April 26, 2002, concerning the signing of the share exchange agreements for the proposed share exchanges referred to in A above******
I	Press release, dated April 26, 2002, concerning the groupwide business and organizational restructuring agreed to by Matsushita Electric Industrial Co., Ltd. and the five majority-owned subsidiaries referred to in A above******

* Previously furnished to the Commission as part of Form CB on January 11, 2002.

** Previously furnished to the Commission as part of Form CB (Amendment No. 1) on January 29, 2002.

*** Previously furnished to the Commission as part of Form CB (Amendment No. 2) on February 21, 2002.

**** Previously furnished to the Commission as part of Form CB (Amendment No. 3) on April 5, 2002.

***** Previously furnished to the Commission as part of Form CB (Amendment No. 4) on April 22, 2002.

****** Previously furnished to the Commission as part of Form CB (Amendment No. 5) on April 26, 2002.

PART III. CONSENT TO SERVICE OF PROCESS

Matsushita Electric Industrial Co., Ltd. has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on January 11, 2002.

PART IV. SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

By: T. Kawakami

Tetsuya Kawakami
Director and Chief Financial Officer

Date: June 27, 2002

Exhibit 6

This is an English translation from Japanese of a notice sent to shareholders in Japan, extracting the portions concerning the proposal related to the share exchange agreement with Matsushita Electric Industrial Co., Ltd.

June 27, 2002
Kyushu Matsushita Electric Co., Ltd.

To Our Shareholders:

Notice of Resolutions adopted at the 60th Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company's 60th Ordinary General Meeting of Shareholders held today.

Matters reported:

The business report, balance sheet and statement of operations with respect to the 60th fiscal period from April 1, 2001 to March 31, 2002:

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No.1:

To approve the proposed allocation of profit with respect to the 60th fiscal period:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No.2:

To make partial amendments to the Company's Articles of Incorporation:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 3:

To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.:

The above bill was approved and passed as proposed, whereby the Company shall become a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd. (MEI) via a share exchange, effective October 1, 2002. Upon the share exchange, MEI shall issue shares to shareholders of the Company at the ratio of 0.576 shares of common stock of MEI per each share of common stock of the Company, provided, however, that no shares of MEI shall be allotted to the shares of the Company held by MEI.

Bill No. 4:

To elect 7 directors:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 5:

To elect 3 corporate auditors:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 6:

To grant retirement allowances to retiring directors for their meritorious service:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 7:

To grant retirement allowances to retiring corporate auditors for their meritorious service:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Yours very truly,

Hajime Sakai
President and Director
Kyushu Matsushita Electric Co., Ltd.

To: Shareholders in the United States

The exchange offer or business combination referred to in this Notice is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. Securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

Exhibit 7

This is an English translation from Japanese of a notice sent to shareholders in Japan, extracting the portions concerning the proposal related to the share exchange agreement with Matsushita Electric Industrial Co., Ltd.

June 27, 2002

Matsushita Seiko Co., Ltd.

To Our Shareholders:

Notice of Resolutions adopted at the 67th Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company's 67th Ordinary General Meeting of Shareholders held today.

Matters reported:

The business report, balance sheet and statement of operations with respect to the 67th fiscal period from April 1, 2001 to March 31, 2002:

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No.1:

To approve the proposed allocation of profit with respect to the 67th fiscal period:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No.2:

To make partial amendments to the Company's Articles of Incorporation:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 3:

To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.:

The above bill was approved and passed as proposed, whereby the Company shall become a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd. (MEI) via a share exchange, effective October 1, 2002. According to the the Share Exchange Agreement, MEI shall issue shares to shareholders of the Company at the ratio of 0.332 shares of common stock of MEI per each share of common stock of the Company, provided, however, that no shares of MEI shall be allotted to the shares of the Company held by MEI.

Bill No. 4:

To elect 8 directors:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 5:

To elect 2 corporate auditors:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 6:

To grant retirement allowances to retiring directors for their meritorious service:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 7:

To grant retirement allowances to retiring corporate auditors for their meritorious service:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Yours very truly,

Tameshige Hirata
President and Director
Matsushita Seiko Co., Ltd.

To: Shareholders in the United States

The exchange offer or business combination referred to in this Notice is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. Securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

Exhibit 8

[This is an English translation from Japanese of a notice sent to shareholders in Japan, extracting the portions concerning the proposal related to the share exchange agreement with Matsushita Electric Industrial Co., Ltd.]

June 27, 2002

Matsushita Kotobuki Electronics Industries, Ltd.

To Our Shareholders:

Notice of Resolutions adopted at the 48th Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company's 48th Ordinary General Meeting of Shareholders held today.

Matters reported:

The business report, balance sheet and statement of operations with respect to the 48th fiscal period from April 1, 2001 to March 31, 2002:

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No.1:

To approve the proposed allocation of profit with respect to the 48th fiscal period:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No.2:

To make partial amendments to the Company's Articles of Incorporation:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 3:

To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.:

The above bill was approved and passed as proposed, whereby the Company shall become a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd. (MEI) via a share exchange, effective October 1, 2002. Upon the share exchange, MEI shall issue shares to shareholders of the Company at the ratio of 0.833 shares of common stock of MEI per each share of common stock of the Company, provided, however, that no shares of MEI shall be allotted to the shares of the Company held by MEI.

Bill No. 4:

To elect 10 directors:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 5:

To elect 2 corporate auditors:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 6:

To grant retirement allowances to retiring directors for their meritorious service:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 7:

To grant a retirement allowance to a retiring corporate auditor for his meritorious service:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Yours very truly,

Tomiyasu Chiba
President and Director
Matsushita Kotobuki Electronics Industries, Ltd.

To: Shareholders in the United States

The exchange offer or business combination referred to in this Notice is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. Securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

Exhibit 9

This is an English translation from Japanese of a notice sent to shareholders in Japan, extracting the portions concerning the proposal related to the share exchange agreement with Matsushita Electric Industrial Co., Ltd.

June 27, 2002

Matsushita Communication Industrial Co., Ltd.

To Our Shareholders:

Notice of Resolutions adopted at the 53rd Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company's 53rd Ordinary General Meeting of Shareholders held today.

Matters reported:

The business report, balance sheet and statement of operations with respect to the 53rd fiscal period from April 1, 2001 to March 31, 2002:

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No.1:

To approve the proposed allocation of profit with respect to the 53rd fiscal period:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No.2:

To make partial amendments to the Company's Articles of Incorporation:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 3:

To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.:

The above bill was approved and passed as proposed, whereby the Company shall become a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd. (MEI) via a share exchange, effective October 1, 2002. Upon the share exchange, MEI shall issue or transfer, as the case may be, shares to shareholders of the Company at the ratio of 2.884 shares of common stock of MEI per each share of common stock of the Company, provided, however, that no shares of MEI shall be allotted to the shares of the Company held by MEI.

Bill No. 4:

To elect 7 directors:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 5:

To grant a retirement allowance to a retiring director for his meritorious service:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Yours very truly,

Yasuo Katsura
President and Director
Matsushita Communication Industrial Co., Ltd.

To: Shareholders in the United States

The exchange offer or business combination referred to in this Notice is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. Securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

Exhibit 10

[This is an English translation from Japanese of a notice sent to shareholders in Japan, extracting the portions concerning the proposal related to the share exchange agreement with Matsushita Electric Industrial Co., Ltd.]

June 27, 2002

Matsushita Graphic Communication Systems, Inc.

To Our Shareholders:

Notice of Resolutions adopted at the 70th Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company's 70th Ordinary General Meeting of Shareholders held today.

Matters reported:

The business report, balance sheet and statement of operations with respect to the 70th fiscal period from April 1, 2001 to March 31, 2002:

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No.1:

To approve the proposed allocation of profit with respect to the 70th fiscal period:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 2:

To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.:

The above bill was approved and passed as proposed. The principal terms of the Share Exchange Agreement are as follows:

1. Matsushita Electric Industrial Co., Ltd. (MEI) and the Company shall implement the Share Exchange, whereby the Company shall become the wholly-owned subsidiary of MEI, and MEI shall be the 100% parent company of the Company.
2. Upon the share exchange, MEI shall issue shares to shareholders of the Company at the ratio of 0.538 shares of common stock of MEI per each share of common stock of the Company.
3. The effective date of the Share Exchange shall be October 1, 2002.

Bill No.3:

To make partial amendments to the Company's Articles of Incorporation:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 4:

To elect 10 directors:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 5:

To elect 2 corporate auditors:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 6:

To grant retirement allowances to retiring directors for their meritorious service:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Bill No. 7:

To grant retirement allowances to retiring corporate auditors for their meritorious service:

The above bill was approved and passed as proposed. *[Full translation omitted]*

Yours very truly,

Nobutane Yamamoto
President and Director
Matsushita Graphic Communication Systems, Inc.

To: Shareholders in the United States

The exchange offer or business combination referred to in this Notice is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. Securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.